Ardagh Group S.A.

Audited consolidated financial statements for the year ended 31 December 2019

Consolidated financial statements for the year ended 31 December 2019

Management Report	2

Consolidated Financial Statements

- Audit Report to the Shareholders of Ardagh Group S.A.	17

- Consolidated Income Statement for the year ended 31 December 2019	22

- Consolidated Statement of Comprehensive Income for the year ended 31 December 2019	23

- Consolidated Statement of Financial Position at 31 December 2019	24

- Consolidated Statement of Changes in Equity for the year ended 31 December 2019	25

- Consolidated Statement of Cash Flows for the year ended 31 December 2019	26

- Notes to the Consolidated Financial Statements	27

Management Report

PRELIMINARY INFORMATION

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on 6 May 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of sustainable innovative, value‑added rigid packaging solutions. The Group’s products include metal beverage cans, as well as glass containers primarily for beverage and food markets. End‑use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

These consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. Further information relating to these entities is set out in Note 27.

These financial statements have also been prepared for the purposes of satisfying the filing requirements for the individual financial statements of the Irish subsidiaries, the German subsidiaries and a number of the Dutch subsidiaries of the Group. Refer to Note 30 for further details.

As used herein, “we”, “our” and “us” refer to Ardagh Group S.A. and its consolidated subsidiaries, unless the context requires otherwise.

SELECTED FINANCIAL INFORMATION

The following discussion should be read in conjunction with, and qualified in its entirety by, reference to the audited consolidated financial statements (the “Financial Statements”) of this company, Ardagh Group S.A..

On 31 October  2019, the Group completed the combination of its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, to form Trivium, a global leader in metal packaging. As a result of the completion of the transaction, the Food & Specialty Metal Packaging business has been reported as a discontinued operation. The Group holds approximately 42% of the ordinary shares of Trivium. As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for as a joint venture under the equity method. The following financial data has been restated retrospectively in accordance with IFRS 5.

The following table sets forth summary consolidated financial information for the Group.

	Year ended
	31 December
Income statement data	2019	2018
	(in $ millions, except ratios and percentages)
Revenue	6,660	6,676

Adjusted EBITDA(1)	1,173	1,115
Depreciation and amortisation	(652)	(599)
Exceptional items(2)	(295)	(333)
Net finance expense(3)	(456)	(457)
Share of post-tax loss in equity accounted joint venture	(10)	—
Loss before tax	(240)	(274)
Income tax charge	(44)	(18)
Loss from continuing operations	(284)	(292)
Profit from discontinued operation	1,742	198
Profit/(loss) for the year	1,458	(94)

Other data
Adjusted EBITDA margin - continuing operations (1)	17.6%	16.7%
Adjusted profit for the year - Group (4)	431	400
Interest expense(5) - continuing operations	407	443
Capital expenditure(6) - continuing operations	(505)	(467)
Ratio of net debt to Adjusted EBITDA(1) (9) (10)	4.5x	5.0x

Balance sheet data
Cash and cash equivalents(7)	614	530
Total assets	8,678	10,314
Total equity	(215)	(1,509)
Net borrowings(8)	5,910	7,879
Net debt(9)	5,328	7,462

All footnotes are on page 9 of this document

OPERATING AND FINANCIAL REVIEW

Operating Results

	Year ended
	31 December
	2019	2018
	(in $ millions, except percentages)
Revenue
Metal Beverage Packaging Europe	1,556	1,616
Metal Beverage Packaging Americas	1,816	1,742
Glass Packaging Europe	1,613	1,623
Glass Packaging North America	1,675	1,695
Continuing operations	6,660	6,676
Discontinued operation	2,003	2,421
Group	8,663	9,097

Adjusted EBITDA (1)
Metal Beverage Packaging Europe	253	270
Metal Beverage Packaging Americas	250	230
Glass Packaging Europe	391	358
Glass Packaging North America	279	257
Continuing operations	1,173	1,115
Discontinued operation	326	363
Group	1,499	1,478

Adjusted EBITDA Margin (1)
Metal Beverage Packaging Europe	16.3%	16.7%
Metal Beverage Packaging Americas	13.8%	13.2%
Glass Packaging Europe	24.2%	22.1%
Glass Packaging North America	16.7%	15.2%
Continuing operations	17.6%	16.7%
Discontinued operation	16.3%	15.0%
Group	17.3%	16.2%

All footnotes are on page 9 of this document

Financial Review

Year ended 31 December 2019

Bridge of 2018 to 2019 reported Revenue

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Continuing Operations
	$'m	$'m	$'m	$'m	$'m
Revenue 2018	1,616	1,742	1,623	1,695	6,676
Organic	26	74	77	(20)	157
FX translation	(86)	—	(87)	—	(173)
Revenue 2019	1,556	1,816	1,613	1,675	6,660

Bridge of 2018 to 2019 reported Adjusted EBITDA

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Continuing Operations
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2018	270	230	358	257	1,115
Organic	(18)	11	28	(14)	7
IFRS 16	14	9	24	36	83
FX translation	(13)	—	(19)	—	(32)
Adjusted EBITDA 2019	253	250	391	279	1,173

2019 margin	16.3%	13.8%	24.2%	16.7%	17.6%
2018 margin	16.7%	13.2%	22.1%	15.2%	16.7%

Review of the Year

Revenue – continuing operations

Revenue for continuing operations in the year ended 31 December 2019 decreased by $16 million to $6,660 million, compared with $6,676 million in the year ended 31 December 2018. The decrease in revenue principally reflected unfavourable foreign currency translation effects of $173 million, partly offset by favourable volume/mix effects of $149 million and the pass through to customers of higher input costs in selling prices.

Revenue in Metal Beverage Packaging Europe decreased by $60 million, or 4%, to $1,556 million in the year ended 31 December 2019, compared with $1,616 million in the year ended 31 December 2018. The decrease in revenue principally reflects unfavourable foreign currency translation effects of $86 million and lower selling prices, partly offset by favourable volume/mix effects of 4%.

Revenue in Metal Beverage Packaging Americas increased by $74 million, or 4%, to $1,816 million in the year ended 31 December 2019, compared with $1,742 million in the year ended 31 December 2018. Revenue growth reflected favourable volume/mix effects of 9%, partly offset by the pass through of lower input costs.

Revenue in Glass Packaging Europe decreased by $10 million, or 1%, to $1,613 million in the year ended 31 December 2019, compared with $1,623 million in the year ended 31 December 2018. The decrease in revenue principally reflected unfavourable foreign currency translation effects of $87 million, partly offset by increased selling prices.

Revenue in Glass Packaging North America decreased by $20 million, or 1%, to $1,675 million in the year ended 31 December 2019, compared with $1,695 million in the year ended 31 December 2018. The decrease in revenue was mainly attributed to unfavourable volume/mix effects of 3%, partly offset by the pass through of higher input costs.

Adjusted EBITDA – continuing operations

Adjusted EBITDA in continuing operations in the year ended 31 December 2019 increased by $58 million, or 5%, to $1,173 million, compared with $1,115 million in the year ended 31 December 2018.

Adjusted EBITDA in Metal Beverage Packaging Europe decreased by $17 million, or 6%, to $253 million in the year ended 31 December 2019, compared with $270 million in the year ended 31 December 2018. The decrease in Adjusted EBITDA reflected unfavourable foreign currency translation effects of $13 million and lower selling prices, partly offset by the impact of IFRS 16 of $14 million, favourable volume/mix effects and the achievement of operating and other cost savings including a one-time pension credit of approximately $15 million.

Adjusted EBITDA in Metal Beverage Packaging Americas increased by $20 million, or 9%, to $250 million in the year ended 31 December 2019, compared with $230 million in the year ended 31 December 2018. Adjusted EBITDA growth principally reflected favourable volume/mix effects and the impact of IFRS 16 of $9 million, partly offset by higher operating and other costs.

Adjusted EBITDA in Glass Packaging Europe increased by $33 million, or 9%, to $391 million in the year ended 31 December 2019, compared with $358 million in the year ended 31 December 2018. Adjusted EBITDA growth mainly reflected higher selling prices to recover increased input costs, the impact of IFRS 16 of $24 million and favourable volume/mix effects, partly offset by unfavourable currency translation effects of $19 million and higher operating costs.

Adjusted EBITDA in Glass Packaging North America increased by $22 million, or 9%, to $279 million in the year ended 31 December 2019, compared with $257 million in the year ended 31 December 2018. The increase in Adjusted EBITDA is driven by increased selling prices and the impact of IFRS 16 of $36 million, partly offset by unfavourable volume/mix effects and higher operating costs.

Financing and Investment Activity

2019

Lease obligations of $364 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of 1 January 2019, as well as $169 million of new lease liabilities, partly offset by $84 million of lease liabilities divested at 31 October  2019, $78 million of principal repayments in continuing operations and $14 million of principal repayments in discontinued operation in the year ended 31 December 2019.

On 12 August 2019, the Group issued €440 million 2.125% Senior Secured Notes due 2026, $500 million 4.125% Senior Secured Notes due 2026, and $800 million 5.250% Senior Notes due 2027. The net proceeds from the issuance of these notes were used to redeem on 13 August 2019 the $1,650 million 7.250% Senior Notes due 2024 and to pay applicable redemption premiums and accrued interest in accordance with their terms.

Following the completion of the combination of its Food & Specialty business with the business of Exal, on 31 October  2019, the Group issued tender offers, at par, in respect of its $715 million 4.250% Senior Secured Notes due 2022, €750 million 2.750% Senior Secured Notes due 2024, €440 million 2.125% Senior Secured Notes due 2026 and $500 million 4.125% Senior Secured Notes due 2026. Following the expiration of the offer on 28 November 2019 notice was given to repurchase the following amounts, $20 million of the $715 million 4.250% Senior Secured Notes due 2022, €9 million of the €750 million 2.750% Senior Secured Notes due 2024, and €1 million of the €440 million 2.125% Senior Secured Notes due 2026. On December 2, 2019, in accordance with the terms of the offer, the redemptions were completed.

On 14 November, 2019, the Group redeemed $1,000 million 4.625% Senior Secured Notes due 2023 and €440 million 4.125% Senior Secured Notes due 2023, and paid the applicable redemption premiums and accrued interest in accordance with their terms.

On 29 November 2019, the Group redeemed €750 million 6.750% Senior Notes due 2024 and paid the applicable redemption premium and accrued interest in accordance with their terms.

As at 31 December 2019, the Group had $663 million available under the Global Asset Based Loan Facility. During 2019, the Group reduced the facility size from $850 million to $700 million as a result of the disposal of the Food & Specialty Metal Packaging business.

2018

On 31 July 2018, the Group redeemed in full its $440 million 6.000% Senior Notes due 2021 and paid applicable redemption premium and accrued interest in accordance with their terms. The redemption was funded by a combination of cash-on-hand and available liquidity, drawing from the Group’s Global Asset Based Loan Facility.

As at 31 December 2018, the Group had $639 million available under the Global Asset Based Loan Facility.

Events subsequent to the reporting period

On 19 February 2020, the Company approved a cash dividend of $0.14 per common share. The dividend of $33 million will be payable on 1 April 2020 to shareholders of record on 18 March 2020.

Update related to COVID-19

The outbreak of the novel coronavirus (“COVID-19”) and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, may impact our business in a number of ways. This may include an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture, as well as our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also affect our cost of borrowing.

Although it is currently too early to estimate, we expect the ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic and the impact of governmental regulations that might be imposed in response to the pandemic.

Footnotes to the Selected Financial Information

(1)

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortisation, exceptional operating items and share of profit or loss in equity accounted joint venture. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

(2)	For further details on exceptional items, see Notes 4 and 5 to the consolidated financial statements included elsewhere in this report.

(3)	Excludes exceptional finance income and expense.

(4)

Adjusted profit consists of profit/(loss) for the year before total exceptional items, gains/(losses) on derivatives, intangible amortisation and associated tax credits. Adjusted profit is presented because we believe that it accurately reflects the ongoing cost structure of the company. It excludes total exceptional items and (gain)/loss on derivatives which we consider not representative of ongoing operations because such items are not reflective of the normal earnings potential of the business. We have also adjusted for the amortisation of intangible assets and associated tax credits, as this is driven by our acquisition activity which can vary in size, nature and timing compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortisation associated with intangible assets acquired through our acquisitions and total exceptional items allows investors to better compare and understand our results.

		Year ended
		31 December
		2019	2018
		(in $ millions)
	Profit/(loss) for the year - Group	1,458	(94)
	Total exceptional items	(1,229)	297
	Intangible amortisation	249	265
	Tax credit associated with intangible amortisation	(56)	(58)
	Loss/(gain) on derivatives	9	(10)
	Adjusted profit for the year - Group	431	400

(5)	Interest expense is as set out in Note 5 to the consolidated financial statements.

(6)

Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the Consolidated Statement of Cash Flows.

(7)	Cash includes restricted cash.

(8)	Net borrowings comprise non-current and current borrowings, net of deferred debt issue costs and bond premium/discount.

(9)	Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.

(10)

Net debt to Adjusted EBITDA ratio for the year ended 31 December 2019 of 4.5x, is based on net debt at 31   December 2019 of $5,328 million and reported Adjusted EBITDA from continuing operations for the year ended 31 December 2019 of $1,173 million. Net debt to Adjusted EBITDA ratio for the year ended 31 December 2018 of 5.0x, is based on net debt at 31 December 2018 of $7,462 million and reported Adjusted EBITDA for the Group for the year ended 31 December 2018 of $1,478 million.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

The following table sets forth certain information with respect to members of the board of directors of Ardagh Group S.A. (“Board”) as of 23 March 2020, the approval date of these consolidated financial statements.

			Expiration of current
Name	Age	Position	directorship term
Paul Coulson	67	Chairman and Chief Executive Officer	2020
David Matthews	56	Chief Financial Officer and Director	2020
Shaun Murphy	53	Chief Operating Officer and Director	2020
Johan Gorter	60	Chairman Glass North America and Director	2021
Gerald Moloney	62	Director, Executive Committee	2022
Brendan Dowling	72	Director	2022
Houghton Fry	74	Director	2022
Philip Hammond	65	Independent Non‑Executive Director	2020
Damien O’Brien	64	Independent Non‑Executive Director	2021
Hermanus Troskie	49	Independent Non‑Executive Director	2021
Edward White	72	Independent Non‑Executive Director	2020

Committees of the Board of Directors

Our board of directors has five standing committees: an executive committee, an audit committee, a compensation committee, a nominating and governance committee and a sustainability committee. The members of each committee are appointed by the board of directors and serve until their successors are elected and qualified, unless they are earlier removed or resign. Each of the committees’ report to the board of directors as it deems appropriate and as the Board may request. The composition, duties and responsibilities of the five standing committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Executive Committee

The board of directors has established an executive committee that oversees the management of the business and affairs of the Company. Paul Coulson, David Matthews, Shaun Murphy, Gerald Moloney and a number of members of the key management of the Group serve on the executive committee as of the date of this annual report, with Paul Coulson serving as the chair of the executive committee.

Audit Committee

Our audit committee consists of Edward White, Philip Hammond and Damien O’Brien, with Edward White serving as the chair of the audit committee. All of our audit committee members are independent directors, in accordance with NYSE and the SEC requirements for a company listed on the NYSE.

Our audit committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee include the following:

•	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;
•	be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;
•	review the plans and results of the audit engagement with the independent auditors;
•	evaluate the qualifications, performance and independence of our independent auditors;
•	have authority to approve in advance all audit and non‑audit services by our independent auditors, the scope and terms thereof and the fees therefor;

•	review the adequacy of our internal accounting controls; and
•	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the audit committee members meets the financial literacy requirements of the NYSE listing standards and the board of directors has determined that Edward White qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. The designation does not impose on the audit committee financial expert any duties, obligations or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our board of directors has adopted a written charter for the audit committee, which is available on our corporate website at https://www.ardaghgroup.com/corporate/investors.

Compensation Committee

Our compensation committee consists of Paul Coulson, Brendan Dowling, Damien O’Brien and Hermanus Troskie, with Paul Coulson serving as the chair of the compensation committee. As we are a controlled company under the rules of the NYSE, our compensation committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

The compensation committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee, among other matters:

•	assists our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;
•	administers, reviews and makes recommendations to our board of directors regarding our compensation plans;
•

annually reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer’s performance in light of such goals and objectives to sets his or her annual compensation, including salary, bonus and equity and non‑equity incentive compensation, subject to approval by our board of directors; and

•	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

Nominating and Governance Committee

Our nominating and governance committee consists of Paul Coulson, Brendan Dowling and Houghton Fry, with Paul Coulson serving as the chair of the nominating and governance committee. As we are a controlled company under the rules of the NYSE, our nominating and governance committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and governance committee accordingly in order to comply with such rules. The nominating and governance committee, among other matters:

•	selects and recommends to the board of directors nominees for election by the shareholders or appointment by the Board;
•	annually reviews with the board of directors the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;
•	makes recommendations on the frequency and structure of board meetings and to monitor the functioning of the committees of the Board;
•

develops and recommends to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, reviews such guidelines and recommends changes to our board of directors for approval as necessary; and

•	oversees the annual self‑evaluation of our board of directors.

Sustainability Committee

The sustainability committee consists of Shaun Murphy, Abigail Blunt (director designate), David Matthews, Oliver Graham (the CEO of Metal Beverage Packaging and director designate) and John Sadlier (the Group’s Chief Sustainability Officer), with Shaun Murphy serving as the chair of the sustainability committee. The meetings of the sustainability committee will be attended by the CEO’s of Metal Beverage Packaging Europe and Americas and Glass Packaging Europe and North America as well as our Corporate Development and Investor Relations Director, our Chief Procurement Officer, our Chief Risk Officer and our Chief Human Resources Officer. The sustainability committee, among other matters:

•	assists the board of directors in fulfilling its oversight responsibility for the Company’s environmental and social sustainability objectives;
•	makes recommendations to the board of directors relating to environmental and social sustainability matters;
•	develops and oversees the implementation of a sustainability strategy; and
•	advises the board of directors periodically with regard to current and emerging environmental and social sustainability developments.

Internal Control and Risk Management

The Group operates risk management processes and systems of internal control which are designed to manage rather than eliminate the risk of failure to achieve Group strategic objectives. These systems can only provide reasonable, not absolute, assurance against misstatement or loss. The results of risk assessments are reviewed by senior management and the board of directors. There is also an ongoing program of operational reviews and audits. The results of these reviews and audits are reported to the audit committee.

Compensation of Directors and Key Management

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended 31 December 2019 was $20 million (2018: $11 million). Please refer to Note 27 of the notes to the consolidated financial statements.

Luxembourg Trade Register Number (Registre de Commerce et des Sociétés)

B 160804

STATEMENT OF DIRECTORS’ RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for preparing the consolidated financial statements in accordance with applicable law and regulations.

The consolidated financial statements are required by law to give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state that the consolidated financial statements comply with IFRS as adopted by the EU; and
•	prepare the consolidated financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the consolidated financial statements comply with Luxembourg Law. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate risk, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital Structure and Risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below.

Financial risks are managed on the advice of Group Treasury and senior management. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayments and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation, exceptional operating items and share of profit or loss in equity accounted joint venture. As at 31 December 2019 the ratio for the Group was 4.5x (2018: 5.0x).

Interest Rate Risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At 31 December 2019, the Group’s external borrowings were 88.1% (2018: 90.1%) fixed, with a weighted average interest rate of 4.6% (2018: 5.4%). The weighted average interest rate of the Group for the year ended 31 December 2019 was 4.0% (2018: 5.0%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at 31 December 2019 a one percentage point increase in variable interest rates would increase interest payable by approximately $11 million (2018: $9 million).

Currency Exchange Risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates in 12 countries, across three continents and its main currency exposure in the year to 31 December 2019, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

As a result of the consolidated financial statements being presented in U.S dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the 31 December 2019 rate would decrease shareholders’ equity by approximately $4 million (2018: $2 million decrease).

Commodity Price Risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminium and steel. Production costs in our Metal Beverage Packaging division are exposed to changes in prices of our main raw materials, primarily aluminium and steel. Aluminium ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminium is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminium ingot. The price and foreign currency risk on the aluminium purchases in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Steel price has a variable cost associated with its raw material components, coking coal and iron ore.  Similarly to aluminium ingots, coking coal and iron ore are priced in U.S. dollars. The price and foreign currency risk on the steel purchases in Metal Beverage Packaging Europe are hedged by entering into swaps under which we pay fixed euro. The hedging market for coking coal is a relatively new market which does not have the depth of the aluminium market and as a consequence, there might be limitations to placing hedges in the market. Furthermore, the relative price of oil and its by products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminium and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist the Group policy is to purchase gas and electricity by entering into forward price fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. As at 31 December 2019, we have 92% and 59% of our energy risk covered for 2020 and 2021, respectively.

Credit Risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognised and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilisation of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended 31 December 2019, the Group’s ten largest customers accounted for approximately 47% of total revenues from continuing operations (2018: 48%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the below‑mentioned forecasts.

Liquidity Risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;
•	limits the maturity of cash balances;
•	borrows the bulk of its debt needs under long term fixed rate debt securities; and
•	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

ENVIRONMENTAL, RESEARCH AND  DEVELOPMENT ACTIVITIES

Environmental, Health and Safety and Product Safety Regulation

Our operations and properties are regulated under a wide range of laws, ordinances and regulations and other legal requirements concerning the environment, health and safety and product safety in each jurisdiction in which we operate. We believe that our manufacturing facilities are in compliance, in all material respects, with these laws and regulations.

The principal environmental issues facing us include the impact on air quality through gas and particle emissions, including the emission of greenhouse gases, the environmental impact of the disposal of water used in our production processes, generation and disposal of waste, the receiving, use and storage of hazardous and non hazardous materials and the potential contamination and subsequent remediation of land, surface water and groundwater arising from our operations.

Research and Development

We have advanced technical and manufacturing capabilities in both metal beverage and glass packaging, including research and development and engineering centres in the United States and Europe, principally based in Elk Grove, Illinois, and Bonn, Germany. In addition, our subsidiary, Heye International, is a leading provider of engineering solutions to the glass container industry.

Audit Report to the Shareholders of

Ardagh  Group S.A.

Audit report

To the Shareholders of

Ardagh Group S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Ardagh Group S.A. (the “Company”) and its subsidiaries (the “Group”) as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

What we have audited

The Group’s consolidated financial statements comprise:

•	the consolidated income statement for the year then ended;
•	the consolidated statement of comprehensive income for the year then ended; the consolidated statement of financial position as at 31 December 2019;
•	the consolidated statement of changes in equity for the year then ended; the consolidated statement of cash flows for the year then ended; and
•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA  Code) as  adopted  for  Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the management report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated  financial statements, our responsibility is to read the  other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or  otherwise appears  to be  materially misstated. If, based  on the work we have performed, we conclude   that  there is a material misstatement of this other information,  we are required to report that fact. We  have nothing to report in this regard.

Responsibilities of the Board of Directors for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the  consolidated  financial statements in accordance with IFRSs, and for such internal control as the Board of Directors determines is necessary to enable the preparation  of  consolidated  financial  statements  that  are  free  from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout  the audit. We also:

•

identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•

obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;
•

conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

•

evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•

obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among  other  matters,  the  planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Report on other legal and regulatory requirements

The management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative Luxembourg, 25 March 2020

Represented by

Laurence Demelenne

Consolidated Financial Statements

 ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December 2019			Year ended 31 December 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 4			Note 4
Revenue	3	6,660	—	6,660	6,676	—	6,676
Cost of sales		(5,595)	(2)	(5,597)	(5,623)	(108)	(5,731)
Gross profit		1,065	(2)	1,063	1,053	(108)	945
Sales, general and administration expenses		(311)	(51)	(362)	(300)	(17)	(317)
Intangible amortisation and impairment	9	(233)	—	(233)	(237)	(186)	(423)
Operating profit		521	(53)	468	516	(311)	205
Net finance expense	5	(456)	(203)	(659)	(457)	(22)	(479)
Share of post-tax loss in equity accounted joint venture	12	(10)	(39)	(49)	—	—	—
Profit/(loss) before tax		55	(295)	(240)	59	(333)	(274)
Income tax (charge)/credit	6	(41)	(3)	(44)	(67)	49	(18)
Profit/(loss) from continuing operations		14	(298)	(284)	(8)	(284)	(292)
Profit from discontinued operation	25	215	1,527	1,742	211	(13)	198
Profit/(loss) for the year		229	1,229	1,458	203	(297)	(94)

Profit/(loss) attributable to:
Equity holders				1,458			(94)
Non-controlling interests				—			—
Profit/(loss) for the year				1,458			(94)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) for the year attributable to equity holders	7			$6.17			$(0.40)

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders	7			$(1.20)			$(1.24)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the Directors on 23 March 2020

D. MatthewsH. Troskie

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended 31 December
		2019	2018
	Note	$'m	$'m

Profit/(loss) for the year		1,458	(94)

Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		47	75
		47	75
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		54	54
—Movement out of reserve to income statement		(10)	(73)
—Movement in deferred tax		1	5
		45	(14)
(Loss)/gain recognized on cost of hedging:
—New fair value adjustments into reserve		(8)	15
—Movement out of reserve		(12)	(2)
		(20)	13

Share of other comprehensive income in equity accounted joint venture	12	5	—

Items that will not be reclassified to income statement
—Re-measurement of employee benefit obligations	21	(140)	11
—Deferred tax movement on employee benefit obligations		32	(1)
		(108)	10

Share of other comprehensive income in equity accounted joint venture	12	2	—

Total other comprehensive (expense)/income for the year		(29)	84

Total comprehensive income/(expense) for the year		1,429	(10)

Attributable to:
Equity holders		1,429	(10)
Non-controlling interests		—	—
Total comprehensive income/(expense) for the year		1,429	(10)

Attributable to equity holders:
Continuing operations		(312)	(173)
Discontinued operation		1,741	163
Total comprehensive income/(expense) for the year		1,429	(10)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the Directors on 23 March 2020

D. MatthewsH. Troskie

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At 31 December
		2019	2018
	Note	$'m	$'m

Non-current assets
Intangible assets	9	2,884	3,601
Property, plant and equipment	10	2,677	3,388
Derivative financial instruments	20	4	11
Deferred tax assets	13	204	254
Investment in material joint venture	12	375	—
Other non-current assets	11	68	24
		6,212	7,278
Current assets
Inventories	14	964	1,284
Trade and other receivables	15	734	1,053
Contract assets	16	151	160
Derivative financial instruments	20	3	9
Cash and cash equivalents	17	614	530
		2,466	3,036
TOTAL ASSETS		8,678	10,314

Equity attributable to owners of the parent
Issued capital	18	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		165	45
Retained earnings		(2,181)	(3,355)
		(216)	(1,510)
Non-controlling interests		1	1
TOTAL EQUITY		(215)	(1,509)
Non-current liabilities
Borrowings	20	5,524	7,729
Lease obligations	20	291	32
Employee benefit obligations	21	716	957
Derivative financial instruments	20	44	107
Deferred tax liabilities	13	344	543
Provisions	22	29	38
		6,948	9,406
Current liabilities
Borrowings	20	22	114
Lease obligations	20	73	4
Interest payable		60	81
Derivative financial instruments	20	17	38
Trade and other payables	23	1,628	1,983
Income tax payable		97	114
Provisions	22	48	83
		1,945	2,417
TOTAL LIABILITIES		8,893	11,823
TOTAL EQUITY and LIABILITIES		8,678	10,314

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the Directors on 23 March 2020

D. MatthewsH. Troskie

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non‑
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
	Note 18
At 1 January 2018	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Loss for the year	—	—	—	—	—	—	(94)	(94)	—	(94)
Other comprehensive income/(expense)	—	—	—	75	(14)	13	10	84	—	84
Hedging gains transferred to cost of inventory	—	—	—	—	(10)	—	—	(10)	—	(10)
Share issuance	—	2	—	—	—	—	—	2	—	2
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At 31 December 2018	23	1,292	485	86	(72)	31	(3,355)	(1,510)	1	(1,509)

At 1 January 2019 (i)	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the year	—	—	—	—	—	—	1,458	1,458	—	1,458
Other comprehensive income/(expense)	—	—	—	52	45	(20)	(106)	(29)	—	(29)
Hedging losses transferred to cost of inventory	—	—	—	—	16	—	—	16	—	16
Recycle to income statement on disposal of subsidiary (Note 25)	—	—	—	27	—	—	—	27	—	27
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At 31 December 2019	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the Directors on 23 March 2020

D. MatthewsH. Troskie

 (i) Retained earnings at 1 January 2019 have been re-presented by $46 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 2 for further details in respect of the impact of this recently adopted accounting standard.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 31 December
		2019	2018
	Note	$'m	$'m

Cash flows from operating activities
Cash generated from continuing operations	24	1,179	991
Interest paid		(417)	(414)
Income tax paid		(64)	(97)
Net cash from operating activities - continuing operations		698	480
Net cash from operating activities - discontinued operation (ii)		141	375
Net cash from operating activities		839	855

Cash flows from investing activities
Purchase of property, plant and equipment		(498)	(465)
Purchase of intangible assets		(10)	(12)
Proceeds from disposal of property, plant and equipment		3	10
Investing cash flows used in continuing operations		(505)	(467)
Proceeds from disposal of discontinued operation, net of cash disposed of		2,539	—
Investing cash flows used in discontinued operation		(107)	(108)
Net cash from/(used in) investing activities		1,927	(575)

Cash flows from financing activities
Repayment of borrowings	20	(4,088)	(442)
Proceeds from borrowings	20	1,806	110
Dividends paid	26	(132)	(132)
Consideration received/(paid) on extinguishment of derivative financial instruments	20	9	(44)
Deferred debt issue costs paid		(14)	(5)
Lease payments		(78)	(4)
Early redemption premium paid		(165)	(7)
Proceeds from share issuance		—	—
Financing cash flows from continuing operations		(2,662)	(524)
Financing cash flows from discontinued operation		–	3
Net cash outflow from financing activities		(2,662)	(521)

Net increase/(decrease) in cash and cash equivalents		104	(241)

Cash and cash equivalents at the beginning of the year	17	530	784
Exchange (losses)/gains on cash and cash equivalents		(20)	(13)
Cash and cash equivalents at the end of the year	17	614	530

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the Directors on 23 March 2020

D. MatthewsH. Troskie

(ii) Operating cash flows for discontinued operation for the year ended 31 December 2019, include interest and income tax payments of $6 million and $15 million respectively (2018: $2 million and $8 million).

Notes to the Consolidated

Financial Statements

ARDAGH GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on 6 May 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

On 20 March 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of sustainable innovative, value‑added rigid packaging solutions. The Group’s products include metal beverage cans, as well as glass containers primarily for beverage and food markets. End‑use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

These consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. Further information relating to these entities is set out in Note 27.

These financial statements have also been prepared for the purposes of satisfying the filing requirements for the Irish subsidiaries, the German subsidiaries and a number of the Dutch subsidiaries of the Group. Refer to Note 30 for further details.

The principal accounting policies that have been applied to the consolidated financial statements are described in Note 2.

2. Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the EU. IFRS as adopted by the EU is comprised of standards and interpretations approved by the International Accounting Standards Board (“IASB”) and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

On 31 October 2019, the Group completed the combination of its Food & Specialty Metal Packaging business (“Food & Specialty”), operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal Corporation (“Exal”), to form Trivium, a global leader in metal packaging. As consideration, Ardagh received a stake of approximately 42% in Trivium and approximately $2.6 billion in cash proceeds, subject to customary completion adjustments. The remaining approximate 58% is held by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”). Trivium is jointly controlled by Ardagh Group S.A. and Ontario Teachers. As a result of the completion of the transaction, Food & Specialty has been reported as a discontinued operation for the ten months period ended 31 October 2019 and previous years have been re-presented accordingly. Consequently, the Group’s segments have been updated. Please refer to note 3, Segment analysis, for further details.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

•	derivative financial instruments are stated at fair value; and
•	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re‑evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

The consolidated financial statements for the Group were authorised for issue by Ardagh Group S.A. on 23 March 2020.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, ‘Determining whether an Arrangement contains a Lease’ (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognised on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognises a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective 1 January 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected remaining future lease payments, discounted at the Group’s incremental borrowing rate as at 1 January 2019, which resulted in the Group retaining prior period figures as reported under the previous standards and recognising the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease will be extended or not terminated.

The principal impact on the consolidated statement of financial position as at the adoption date of 1 January 2019, was an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings of $349 million, as lease liabilities were recognised based on the new treatment. As a result of the aforementioned impact, deferred tax assets increased by $13 million.

Net cash from continuing operations for the year ended 31 December 2019 decreased by $74 million due to certain lease expenses no longer being recognised as operating cash outflows following the adoption of IFRS 16, however this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognised in the consolidated income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in Adjusted EBITDA of the continuing operations for the year ended 31 December 2019 of $83 million of which $63 million is related to such leases recognised as part of the initial adoption of IFRS 16, offset by increases in depreciation and net finance expense. Please refer to Note 3 for the reconciliation of Adjusted EBITDA.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognised upon adoption of IFRS 16 was 5.4%. The total lease liability recognised at 1 January 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of 31 December 2018:

$'m
Total commitments under non-cancellable operating leases as of 31 December 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of 1 January 2019	349
Finance lease obligations as of 31 December 2018	36
Total lease liabilities as of 1 January 2019	385

During 2019, the continuing operations of the Group incurred variable lease expense of $67 million, primarily related to warehouse leases.

Please refer to Notes 5, 10 and 20 for further information related to the Group’s leasing obligations.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

The Group applied IFRIC 23 on its mandatory adoption date of 1 January 2019. The application of this interpretation did not have a material impact on the consolidated financial statements of the Group.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after 1 January 2019 have been assessed by the Board and, with the exception of those identified above, no new standards or amendments to existing standards effective 1 January 2019 are currently relevant for the Group. The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

Basis of consolidation

(i) Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de‑consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognised directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii) Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii) Transactions eliminated on consolidation

Transactions, balances and unrealised gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency

(i) Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii) Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognised in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognised immediately in the consolidated income statement within finance income or expense.

(iii) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognised in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non‑monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combinations and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognised at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash‑generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash‑generating unit retained.

Joint ventures

The Group participates in a number of joint ventures where control is shared with one or more other parties. The Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. The Group uses the equity method of accounting to account for its joint ventures. See note 12 “Investment in material joint venture” to the consolidated financial statements.

Discontinued Operations

A discontinued operation is a component of the Group’s business that represents a separate major line of the business, geographical area of operations or is material to revenue or operating profit and has been disposed of or is held for sale. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the earliest period presented. Cash flows relating to discontinued operations are presented as a separate line item within each of the operating, investing and financing cash flow.

Intangible assets

Intangible assets are initially recognised at cost.

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognised at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight‑line basis on the assumption of zero residual value as follows:

Computer software	2	-	7	years
Customer relationships	5	-	15	years
Technology	8	-	15	years

(i)  Computer software

Computer software development costs are recognised as assets. Costs associated with maintaining computer software programs are recognised as an expense as incurred.

(ii) Customer relationships

Customer relationships acquired in a business combination are recognised at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortisation.

(iii) Technology

Technology based intangibles acquired in a business combination are recognised at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv) Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalised if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalised. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilised.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Effective 1 January 2019 on adoption of IFRS 16

At the lease commencement date or the effective date of a lease modification, the Group recognises a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The Group combines lease and non-lease components and accounts for them as a single lease component. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

Effective prior to adoption of IFRS 16 on 1 January 2019

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight‑line basis over the period of the lease.

(iii) Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de‑recognised in the period. All other costs are recognised in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv) Depreciation

Depreciation is charged to the consolidated income statement on a straight‑line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30	-	40	years
Plant and machinery	3	-	40	years
Molds	2	-	3	years
Office equipment and vehicles	3	-	10	years

Assets’ useful lives and residual values are adjusted if appropriate, at each balance sheet date.

Impairment of non‑financial assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non‑financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first‑in, first‑out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work‑in‑progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity.

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilised.

Non‑derivative financial instruments

Non‑derivative financial instruments comprise trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Non‑derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non‑derivative financial instruments are measured as described below.

(i) Trade and other receivables

Effective 1 January 2018 on adoption of IFRS 9

Trade and other receivables are recognised initially at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. A provision for impairment of specific trade receivables is recognised when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. For all other trade receivables, the Group will use an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

Effective prior to adoption of IFRS 9 on 1 January 2018

Trade and other receivables are recognised initially at fair value and are thereafter measured at amortised cost using the effective interest rate method, less any provision for impairment. A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

(ii) Securitised assets

The Group has entered into securitisation transactions involving certain of its trade receivables. The securitised assets are recognised on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognised on the statement of financial position.

(iii) Contract assets

Contract assets represent revenue required to be accelerated or recognised over time based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognised when there is evidence that the revenue recognised will not be recoverable. The provision is measured based on an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(iv) Cash and cash equivalents

Cash and cash equivalents include cash on hand and call deposits held with banks and restricted cash. Cash and cash equivalents are carried at amortised cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash and cash equivalents are classified as financial assets within current assets and stated at amortised cost.

Restricted cash comprises cash held by the Group but which is ring‑fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortised cost.

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(v) Trade and other payables

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re‑measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 20. The full fair value of a hedging derivative is classified as a non‑current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are reclassified to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognised in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(ii) Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges.

(iii) Fair value hedges

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognised asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk. Changes in the fair value of derivatives relating to the cost of hedging are recognised in other comprehensive income.

The gain or loss relating to the effective portion of derivatives with fair value hedge accounting is recognised in the consolidated income statement within “net finance expense”. The gain or loss relating to the ineffective portion is also recognised in the consolidated income statement within “net finance expense”. If a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortised to profit or loss over the period to maturity.

When a hedging instrument expires or is sold, or when a fair value hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognised in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarised in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions (Notes 20 and 21)
•	Quantitative disclosures of fair value measurement hierarchy (Note 20)
•	Financial instruments (including those carried at amortised cost) (Note 20)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non‑financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Employee benefits

(i) Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognised immediately in the consolidated income statement.

(ii) Multi‑employer pension plans

Multi‑employer craft or industry based pension schemes (“multi‑employer schemes”) have arrangements similar to those of defined benefit schemes. In each case it is not possible to identify the Group’s share of the underlying assets and liabilities of the multi‑employer schemes and therefore in accordance with IAS 19(R), the Group has taken the exemption for multi‑employer pension schemes to account for them as defined contribution schemes recognising the contributions payable in each period in the consolidated income statement.

(iii) Other long term employee benefits

The Group’s obligation in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post‑retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognised in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(iv) Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognised as employee benefit expense when they are due.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre‑tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Effective 1 January 2018 on adoption of IFRS 15

Our products include metal and glass containers primarily for food and beverage markets. In addition to metal containers, within the Metal Beverage Europe and Metal Beverage Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed. As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract in IFRS 15. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognised when control of a good or service has transferred to the customer. For certain contracts in the Metal Beverage Europe and Metal Beverage Americas reportable segment, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Therefore, the Group will recognise revenue over time such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognised prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognise revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

Effective prior to adoption of IFRS 15 on 1 January 2018

Revenue from the sale of goods is recognised in the consolidated income statement when the significant risks and rewards of ownership have been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates are provided for in the same period as the related revenues are recorded. Revenue is presented net of such rebates as well as cash discounts and value added tax.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganisation, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairments of non‑current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognised in profit or loss.

Finance expense comprises interest expense on borrowings (including amortisation of deferred debt issuance costs), finance lease expenses, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognised in profit or loss, and other finance expense.

The Group capitalises borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortised within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that it relates to items recognised in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognised if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting provided to the Board in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Going concern

The Board is required to prepare the financial statements using the going concern basis unless it is inappropriate to do so.

At the time of approving the financial statements, the Board has formed the judgement that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the board has taken into account all available information about a period, extending to at least, 31 March 2021.

In particular, the Board has considered the outbreak of the novel coronavirus (“COVID-19”) and measures to prevent its spread being imposed by governments in the countries in which the Group, its suppliers and its customers operate. These include restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events. The consequent impact on the Group may include an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture, as well as our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also affect the Group’s cost of borrowing.

In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities.

The Board has developed a number of adverse scenarios for the Group’s forecast results and cash flow projections to reflect potential COVID-19 impacts. These informed the Board’s judgement that it is appropriate to prepare the Group’s financial statements using the going concern basis.

(ii) Estimated impairment of goodwill and other long lived assets

In accordance with IAS 36 “Impairment of assets” (“IAS 36”), the Group tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of the recoverable amounts of goodwill requires the use of estimates as outlined in Note 9. The Group’s judgments relating to the impairment of goodwill and other long lived assets are included in Notes 9 and 10.

(iii)  Establishing lives for the purposes of depreciation and amortisation of property, plant and equipment and intangibles

Long lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the Group’s total assets. The annual depreciation and amortisation charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Board regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortisation charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use.

(iv)  Lease term

Several lease agreements include renewal and termination options. The Group assesses all facts and circumstances that create an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) are only included in the lease term if the conclusion is that the lease is reasonably certain to be renewed (or not terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the Group.

(v) Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(vi)  Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 21.

(vii)  Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 “Presentation of financial statements” (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(viii)   Revenue recognition

Revenue is recognised when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The determination of goods or contracts having no alternative use and the enforceable right to payment involves and relies upon management judgment, and can result in the Group accelerating the recognition of revenue over time as the Group satisfies the contractual performance obligations for those contracts.

(ix) Business combinations and goodwill

Goodwill only arises in business combinations. The amount of goodwill initially recognised is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised and could result in differing amortisation charges based on the allocation to indefinite lived and finite lived intangible assets.

3. Segment analysis

Following the Group’s announcement to combine Food & Specialty with Exal to form Trivium, the composition of the Group’s operating and reporting segments changed. Food & Specialty has been classified as a discontinued operation. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group. The comparative amounts have been restated in accordance with the requirements of IFRS 8. The following are the Group’s four operating and reportable segments:

•	Metal Beverage Packaging Europe
•	Metal Beverage Packaging Americas
•	Glass Packaging Europe
•	Glass Packaging North America.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation, exceptional operating items and share of profit or loss in equity accounted joint venture. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue and revenue with joint ventures are not material.

Reconciliation of (loss)/profit for the year to Adjusted EBITDA

	Year ended 31 December
	2019	2018
	$'m	$'m
Loss from continuing operations	(284)	(292)
Income tax charge/(credit) (Note 6)	44	18
Net finance expense (Note 5)	659	479
Depreciation and amortisation (Notes 9, 10)	652	599
Exceptional operating items (Note 4)	53	311
Share of post-tax loss in equity accounted joint venture (Note 12)	49	—
Adjusted EBITDA from continuing operations	1,173	1,115

Profit from discontinued operation (Note 25)	1,742	198
Income tax charge (Note 25)	19	26
Net finance expense (Note 5)	4	6
Depreciation and amortisation (Notes 9, 10)	71	115
Exceptional operating items	(1,510)	18
Adjusted EBITDA from discontinued operation	326	363

Adjusted EBITDA	1,499	1,478

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non‑current assets, inventories, contract assets, trade and other receivables and cash and cash equivalents. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2.

Segment results for the year ended 31 December 2019 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,556	1,816	1,613	1,675	6,660	2,003	8,663
Adjusted EBITDA	253	250	391	279	1,173	326	1,499
Capital expenditure	95	110	163	137	505	107	612
Segment assets (excluding Investment in material joint venture)	2,360	1,725	1,977	2,241	8,303	—	8,303

Segment results for the year ended 31 December 2018 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,616	1,742	1,623	1,695	6,676	2,421	9,097
Adjusted EBITDA	270	230	358	257	1,115	363	1,478
Capital expenditure	103	79	151	134	467	108	575
Segment assets	2,274	1,549	1,916	2,197	7,936	2,378	10,314

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

One customer accounted for greater than 10% of total revenue from continuing operations in 2019 (2018: none).

Total revenue from continuing operations and non‑current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non‑current assets, in the current or prior years presented, are as follows:

	Year ended 31 December
	2019	2018
Revenue	$'m	$'m
U.S.	2,974	2,911
United Kingdom	736	778

	At 31 December
	2019	2018
Non-current assets	$'m	$'m
U.S.	2,100	2,190
Germany	713	847
United Kingdom	665	659

The revenue above is attributed to countries on a destination basis.

The Company is domiciled in Luxembourg. During the year the continuing operations had revenues of $2 million (2018: $2 million) with customers in Luxembourg. Non‑current assets located in Luxembourg were $nil (2018: $nil).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

The following illustrates the disaggregation of revenue by destination for the year ended 31 December 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,541	5	10	1,556
Metal Beverage Packaging Americas	2	1,419	395	1,816
Glass Packaging Europe	1,554	7	52	1,613
Glass Packaging North America	–	1,674	1	1,675
Continuing operations	3,097	3,105	458	6,660
Discontinued operation	1,480	389	134	2,003
Group	4,577	3,494	592	8,663

The following illustrates the disaggregation of revenue by destination for the year ended 31 December 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,601	2	13	1,616
Metal Beverage Packaging Americas	1	1,339	402	1,742
Glass Packaging Europe	1,572	9	42	1,623
Glass Packaging North America	–	1,687	8	1,695
Continuing operations	3,174	3,037	465	6,676
Discontinued operation	1,795	447	179	2,421
Group	4,969	3,484	644	9,097

4. Exceptional items

	Year ended 31 December
	2019	2018
	$'m	$'m
Legal matter	15	—
Start-up related costs	13	48
Restructuring and other costs	6	50
Impairment - property, plant and equipment	5	5
Past service (credit)/charge	(37)	5
Exceptional items - cost of sales	2	108
Transaction-related costs	51	17
Exceptional items - SGA expenses	51	17
Impairment - goodwill	—	186
Exceptional items - impairment of intangible assets	—	186
Debt refinancing and settlement costs	200	16
Loss on derivative financial instruments	3	6
Exceptional items - finance expense	203	22
Share of exceptional items in material joint venture	39	—
Exceptional items from continuing operations	295	333
Exceptional income tax charge/(credit)	3	(49)
Exceptional items from continuing operations, net of tax	298	284
Exceptional items from discontinued operation, net of tax	(1,527)	13
Total exceptional (credit)/charge, net of tax	(1,229)	297

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2019

Exceptional items of $1,229 million have been recognised for the year ending 31 December 2019, primarily comprising:

•	$15 million related to a legal matter as described in Note 28 of the consolidated financial statements.
•

$24 million related to the Group’s capacity realignment programs, including start-up related costs ($13 million), restructuring costs ($6 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($15 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).

•	$37 million pension service credit recognised in Glass Packaging North America following amendments to a pension scheme.
•

$51 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium.

•

$200 million debt refinancing and settlement costs related to the redemption of notes in August and November 2019 as described in Note 20, premium payable on the early redemption of the notes of $165 million, accelerated amortisation of deferred finance costs, and include interest charges from the call date to date of redemption and $3 million exceptional loss on the termination of derivative financial instruments.

•	$39 million from the share of exceptional items in the Trivium joint venture.
•	$3 million from tax charge, as described in Note 6.
•	$1,527 million from discontinued operation, net of tax, primarily related to the gain, net of directly attributable disposal costs, on the disposal of the Food & Specialty Metal Packaging business.

2018

Exceptional items of $297 million have been recognised for the year ending 31 December 2018, primarily comprising:

•

$103 million related to the Group’s capacity realignment programs, including start-up related costs ($48 million)  restructuring costs ($50 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Beverage Packaging Europe ($24 million), Glass Packaging Europe ($5 million) and a cost reduction in Metal Beverage Packaging Americas ($4 million).

•

$5 million pension service cost recognised in Metal Beverage Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalisation (Note 21).

•	$17 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•	$186 million impairment of goodwill in Glass Packaging North America.
•

$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortisation of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.
•	$49 million from tax credits, as described in Note 6.
•	$13 million related to exceptional items from discontinued operation, net of tax.

5. Finance income and expense

	Year ended 31 December
	2019	2018
	$'m	$'m
Senior secured and senior notes	367	421
Other interest expense	40	22
Term loan	—	—
Interest expense	407	443
Net pension interest cost (Note 21)	18	16
Foreign currency translation losses	27	8
Loss/(gain) on derivative financial instruments	9	(10)
Other finance income	(5)	—
Finance expense before exceptional items	456	457
Exceptional finance expense (Note 4)	203	22
Net finance expense from continuing operations	659	479
Net finance expense from discontinued operation	4	6
Net finance expense	663	485

During the year ended 31 December 2019, the continuing operations of the Group recognised $19 million related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

6. Income tax

	Year ended 31 December
	2019	2018
	$'m	$'m
Current tax:
Current tax for the year	70	73
Adjustments in respect of prior years	7	11
Total current tax	77	84
Deferred tax:
Deferred tax for the year	(31)	(58)
Adjustments in respect of prior years	(2)	(8)
Total deferred tax	(33)	(66)
Income tax charge/(credit)	44	18

Reconciliation of income tax charge and the loss before tax multiplied by the Group’s domestic tax rate for 2019 and 2018 is as follows:

	Year ended 31 December
	2019	2018
	$'m	$'m
Loss before tax	(240)	(274)
Loss before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94% (2018: 26.01%)	(60)	(71)
Tax losses for which no deferred income tax asset was recognized	32	—
Re-measurement of deferred taxes	(2)	1
Adjustment in respect of prior years	5	3
Income subject to state and other local income taxes	11	12
Income taxed at rates other than standard tax rates	7	5
Non-deductible items	48	55
Other	3	13
Income tax charge/(credit)	44	18

The total income tax charge/(credit) outlined above for each year includes a tax charge of $3 million in 2019 (2018 tax credit of $49 million) in respect of exceptional items, being the tax effect of the items set out in Note 4.

Tax losses for which no deferred income tax asset was recognised relates to tax losses incurred in Ireland in respect of exceptional finance expense, in addition to the carry-forward of interest expense in certain jurisdictions.

Non‑deductible items principally relate to non‑deductible interest expense in Ireland and Luxembourg, in addition to the elimination of intercompany recharges and finance expense relating to discontinued operations. Income taxed at non‑standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings.

The tax charge associated with discontinued operation is recognised separately in the results of discontinued operation. See note 25 for further details.

7. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the year attributable to equity holders by the weighted average number of common shares outstanding during the year.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Year ended 31 December
	2019	2018
	$'m	$'m
Profit/(loss) attributable to equity holders	1,458	(94)
Weighted average number of common shares for EPS (millions)	236.4	236.3
Earnings/(loss) per share	$6.17	$(0.40)

	Year ended 31 December
	2019	2018
	$'m	$'m
Loss from continuing operations attributable to equity holders	(284)	(292)
Weighted average number of common shares for EPS (millions)	236.4	236.3
Loss per share from continuing operations	$(1.20)	$(1.24)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

Please refer to Note 18 for details of transactions involving ordinary shares for the years ended 31 December 2019 and 2018. See Note 25 for basic and diluted earnings per share from discontinued operation.

There have been no material transactions involving common shares or potential ordinary shares between the reporting date and the authorisation of these financial statements.

8. Employee costs and other costs

	Year ended 31 December
	2019	2018
	$'m	$'m
Wages and salaries	1,048	962
Social security costs	155	154
Defined benefit plan pension costs (Note 21)	31	42
Defined benefit past service (credit)/charge (Note 21)	(54)	6
Defined contribution plan pension costs (Note 21)	40	32
Net employee costs from continuing operations	1,220	1,196
Net employee costs from discontinued operation	370	424
Group employee costs	1,590	1,620

	At 31 December
Employees	2019	2018
Production	14,463	14,666
Administration	1,877	1,986
Continuing operations	16,340	16,652
Discontinued operation	—	6,775
Group	16,340	23,427

Fees paid to Auditor	Year ended 31 December
	2019	2018
	$'m	$'m
Fees for legal audit	8	8
Fees for other assurance services	2	1
Fees for other services than those mentioned above	1	1
	11	10

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Cost
At 1 January 2018	2,201	2,355	251	88	4,895
Additions	—	—	12	25	37
Impairment (i)	(186)	—	—	—	(186)
Exchange	(45)	(55)	(8)	(3)	(111)
At 31 December 2018	1,970	2,300	255	110	4,635
Amortisation
At 1 January 2018		(607)	(126)	(58)	(791)
Charge for the year		(227)	(30)	(8)	(265)
Exchange		17	3	2	22
At 31 December 2018		(817)	(153)	(64)	(1,034)
Net book value
At 31 December 2018	1,970	1,483	102	46	3,601
Cost
At 1 January 2019	1,970	2,300	255	110	4,635
Additions	—	—	12	13	25
Disposal of Food & Specialty	(328)	(203)	(103)	(44)	(678)
Disposal	—	—	—	(1)	(1)
Transfers	—	—	(11)	11	—
Exchange	(18)	(14)	(3)	(2)	(37)
At 31 December 2019	1,624	2,083	150	87	3,944
Amortisation
At 1 January 2019		(817)	(153)	(64)	(1,034)
Charge for the year		(214)	(27)	(8)	(249)
Disposal of Food & Specialty		146	60	6	212
Disposal		—	—	1	1
Exchange		5	3	2	10
At 31 December 2019		(880)	(117)	(63)	(1,060)
Net book value
At 31 December 2019	1,624	1,203	33	24	2,884

Amortisation expense of $233 million (2018: $237 million) has been charged to the consolidated income statement of the Group in respect of continuing operations. An amortisation expense of $16 million (2018: $28 million) has been charged to the consolidated income statement of the Group in respect of the discontinued operation.

(i) An impairment charge of $186 million, before the impact of deferred tax, was recognised in the year ended 31 December 2018 in respect of the goodwill in Glass Packaging North America. The impairment testing performed used a FVLCTS calculation for the Glass Packaging North America CGU.

Goodwill

Allocation of goodwill

Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. Goodwill acquired through business combination activity is allocated to CGUs that are expected to benefit from synergies arising from that combination.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated is set out below. The Group changed the composition of its operating and reporting segments following the disposal of its Food & Specialty Metal Packaging business which completed on 31 October 2019.

On this basis the Group’s CGUs are identified as follows:

	At 31 December
	2019	2018
	$'m	$'m
Metal Beverage Packaging Europe	566	577
Metal Beverage Packaging Americas	437	437
Glass Packaging Europe	61	62
Glass Packaging North America	560	560
Total Goodwill from continuing operations	1,624	1,636
Discontinued operation Europe	—	305
Discontinued operation North America	—	29
Total Goodwill	1,624	1,970

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget.

Recoverable amount and carrying amount

The Group used the value in use (“VIU”) model for the purposes of goodwill impairment testing, as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group uses both the VIU model and the fair value less costs to sell (“FVLCTS”) model to establish the higher of the recoverable amount.

Value in use

The VIU model used the 2020 budget approved by the Board and a two year forecast for 2021 to 2022. The budget and forecast results were then extended for a further two‑year period (2018: two-year period) making certain assumptions, including that long-term depreciation equals capital expenditure and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation and working capital.

The discount rate applied to cash flows in the VIU model was estimated using our weighted average cost of capital as determined by the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

The modelled cash flows take into account the Group’s established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The range of growth rates applied by management in respect of the terminal values applicable to all groups of CGU’s were 1.0% - 1.5% (2018: 1.5%).

A sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs.

The FVLCTS calculation in the prior year for the Glass Packaging North America CGU resulted in a higher recoverable amount than the VIU model. The FVLCTS calculation used the 2019 projected Adjusted EBITDA multiplied by an earnings multiple of 6.7x, based on comparable market transactions, and adjusted for selling costs.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

	Metal	Metal		Glass
	Beverage	Beverage	Glass	Packaging
	Packaging	Packaging	Packaging	North
	Europe	Americas	Europe	America
	$'m/%	$'m/%	$'m/%	$'m/%
2019
Carrying amount of goodwill	566	437	61	560
Excess of recoverable amount	2,109	1,581	3,842	158
Pre-tax discount rate applied	5.1	8.5	6.5	7.2
2018
Carrying amount of goodwill	577	437	62	560
Excess of recoverable amount	1,673	1,085	2,222	N/A
Pre-tax discount rate applied	6.7	9.6	8.5	N/A

10. Property, plant and equipment

			Office
			equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
	$'m	$'m	$'m	$'m
Cost
At 1 January 2018	1,094	4,142	71	5,307
Additions	15	539	37	591
Disposals	(16)	(190)	(11)	(217)
Impairment (Note 4)	—	(11)	—	(11)
Transfers	—	—	5	5
Exchange	(49)	(182)	(8)	(239)
At 31 December 2018	1,044	4,298	94	5,436
Depreciation
At 1 January 2018	(258)	(1,656)	(25)	(1,939)
Charge for the year	(37)	(388)	(24)	(449)
Disposals	10	187	9	206
Exchange	21	107	6	134
At 31 December 2018	(264)	(1,750)	(34)	(2,048)
Net book value
At 31 December 2018	780	2,548	60	3,388
Cost
At 1 January 2019, as reported	1,044	4,298	94	5,436
Impact of adoption of IFRS 16 on 1 January 2019 (Note 2)	193	78	19	290
At 1 January 2019	1,237	4,376	113	5,726
Additions	148	528	60	736
Disposals	(21)	(194)	(8)	(223)
Disposal of Food & Specialty	(337)	(1,443)	(39)	(1,819)
Impairment (Note 4)	—	(5)	—	(5)
Exchange	(9)	(26)	—	(35)
At 31 December 2019	1,018	3,236	126	4,380
Depreciation
At 1 January 2019	(264)	(1,750)	(34)	(2,048)
Charge for the year	(75)	(363)	(36)	(474)
Disposals	6	190	8	204
Disposal of Food & Specialty	55	530	21	606
Exchange	2	7	—	9
At 31 December 2019	(276)	(1,386)	(41)	(1,703)
Net book value
At 31 December 2019	742	1,850	85	2,677

Depreciation expense of $408 million (2018: $354 million) has been charged in cost of sales and $11 million (2018: $8 million) in sales, general and administration expenses in respect of the continuing operations of the Group. Depreciation expense of $53 million (2018: $86 million) has been charged in cost of sales and $2 million (2018: $1 million) in sales, general and administration expenses in respect of the discontinued operation of the Group.

Construction in progress at 31 December 2019 was $173 million (2018: $254 million).

Included in property, plant and equipment is an amount for land of $185 million (2018: $213 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalised in the year (2018: $nil).

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at 31 December 2019 in accordance with IAS 36. In the year ended 31 December 2019 an impairment charge of $5 million (2018: $11 million) has been recognised, which relates to the impairment of plant and machinery in Glass Packaging North America. In 2018, the Group recognised an impairment charge of $11 million, of which $4 million related to the impairment of plant and machinery in Glass Packaging North America, $1 million related to the impairment of plant and machinery in Metal Beverage Packaging Europe and $6 million related to the impairment of plant and machinery in the discontinued operation.

Right of Use assets – Net Book Value and depreciation

At 31 December 2019 the following right-of-use assets were included in property, plant and equipment:

Office
equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
Net book value	$'m	$'m	$'m	$'m
At 31 December 2019	178	71	66	315

The net carrying amount of the right-of use assets at 31 December 2019 is primarily the result of existing finance leases as at 31 December 2018 of $29 million, the impact of adoption of IFRS 16 on 1 January 2019 of $290 million, total additions to the right-of-use assets during the year ended 31 December 2019 of $169 million, offset by an amount of $74 million de-recognised on the disposal of Food & Specialty and a depreciation charge of $76 million (Land and buildings: $41 million, Plant and machinery: $21 million, Office equipment, vehicles and other: $14 million).

Operating lease commitments

The Group adopted IFRS 16 effective 1 January 2019, resulting in the majority of the Group’s operating leases being recognised on the consolidated statement of financial position. Please refer to Note 2 for more details.

During 2018, the expense in respect of operating lease commitments was as follows:

Year ended 31 December
2018
$'m
Plant and machinery	22
Land and buildings	51
Office equipment and vehicles	17
90

At 31 December 2018, the Group had total commitments under non-cancellable operating leases which expire:

At 31 December
2018
$'m
Not later than one year	67
Later than one year and not later than five years	150
Later than five years	147
364

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorised by management, but have not been provided for in the consolidated financial statements:

	At 31 December
	2019	2018
	$'m	$'m
Contracted for	77	118
Not contracted for	82	76
	159	194

11. Other non‑current assets

At 31 December 2019, other non‑current assets of $68 million includes the receivable for the tax adjusted indemnity as set out in Note 28.

Other non-current assets also includes $6 million relating to certain of the Group’s investment in its joint ventures, excluding the investment in Trivium Packaging B.V., which is further discussed in Note 12.

12. Investment in material joint venture

Investment in material joint venture is comprised of the Group’s approximate 42% investment in Trivium which is a global leader in metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, including food, seafood, pet food and nutrition, as well as beauty and personal care. The Group investment in Trivium arose from the combination of its Food & Specialty Metal Packaging business with that of Exal, a leading producer of metal packaging. The remaining approximate 58% is held by Ontario Teachers. As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for under the equity method. The shareholders of Trivium have entered into a Shareholders Agreement, dated 31 October 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters. Trivium Packaging B.V. is incorporated in the Netherlands, with corporate offices in Amsterdam.

The following table provides aggregated financial information for Trivium as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position.

Year ended 31 December
2019
$'m
Investment in joint venture	375
Loss for the period	(49)
Other comprehensive income	7
Total comprehensive loss	(42)

Summarised financial information for Trivium for the two months ended and as at 31 December 2019 is set out below.

Period ended 31 December
2019
$'m
Revenue	351
Expenses	(408)
Operating loss	(57)
Net finance expense	(56)
Loss before tax	(113)
Income tax	(1)
Loss after tax[1]	(114)

1  The income statement for the two month period ended 31 December 2019 includes $92 million in relation to exceptional items of which $31 million is in respect of exceptional interest expense. Also included is $25 million of non-exceptional interest expense.

At 31 December
2019
$'m
Non-current assets	4,109
Current assets	924
Total assets	5,033

Total equity	875
Non-current liabilities	3,444
Current liabilities	714
Total liabilities	4,158
Total equity and liabilities	5,033

As at 31 December 2019, Trivium had net debt of $2.8 billion.

Trivium management have included a provisional estimate of the fair values at the acquisition date in the above information.

The reconciliation of summarised financial information presented to the carrying amount of the Group’s interest in Trivium is set out below.

2019
$'m
Group's interest in net assets of joint venture - 1 November [2]	412
Share of total comprehensive loss	(42)
Exchange	5
Carrying amount of interest in joint venture - 31 December	375

2  The Group used a comparable market multiples approach including Adjusted EBITDA multiplied by an earnings multiple (based on comparable market transactions) as adjusted for debt in order to assess the fair value of its 42% initial equity investment in Trivium of $412 million.

Mutual Services Agreement (“MSA”)

The Group has entered into an MSA, with Trivium pursuant to which the  Group and Trivium provide services to each other. The Services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D, product development and certain IT services. The MSA provides for the sharing of certain facilities leased by the Group in connection with the provision of Services, with appropriate segregations in place between the Group’s entities, on the one hand, and Trivium, on the other hand.

13. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$'m	$'m	$'m
At 1 January 2018	428	(790)	(362)
Credited to the income statement (Note 6)	49	17	66
(Charged)/credited to the income statement (Discontinued operation)	(13)	12	(1)
Credited/(charged) to other comprehensive income	7	(3)	4
Reclassification	(36)	36	—
Exchange	(3)	7	4
At 31 December 2018	432	(721)	(289)
IFRS 16	14	(1)	13
Credited to the income statement (Note 6)	17	16	33
Charged to the income statement (Discontinued operation)	(12)	(1)	(13)
Credited to other comprehensive income	30	3	33
Exchange	1	3	4
Disposal of Food & Specialty	(76)	155	79
At 31 December 2019	406	(546)	(140)

The components of deferred income tax assets and liabilities are as follows:

	At 31 December
	2019	2018
	$'m	$'m
Tax losses	40	49
Employee benefit obligations	142	179
Depreciation timing differences	84	83
Provisions	74	69
Other	66	52
	406	432
Available for offset	(202)	(178)
Deferred tax assets	204	254
Intangible assets	(295)	(344)
Accelerated depreciation and other fair value adjustments	(206)	(343)
Other	(45)	(34)
	(546)	(721)
Available for offset	202	178
Deferred tax liabilities	(344)	(543)

The tax credit recognised in the consolidated income statement is analysed as follows:

	Year ended 31 December
	2019	2018
	$'m	$'m
Tax losses	(4)	18
Employee benefit obligations	(11)	3
Depreciation timing differences	21	4
Provisions	(2)	(1)
Other deferred tax assets	1	12
Intangible assets	19	52
Accelerated depreciation and other fair value adjustments	(12)	(20)
Other deferred tax liabilities	8	(3)
	20	65

Deferred tax assets are only recognised on tax loss carry‑forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognise deferred tax assets of $37 million (2018: $32 million) in respect of tax losses amounting to $146 million (2018: $145 million) that can be carried forward against future taxable income due to uncertainty regarding their utilisation.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would not be material.

14. Inventories

	At 31 December
	2019	2018
	$'m	$'m
Raw materials and consumables	299	389
Mold parts	50	51
Work-in-progress	19	114
Finished goods	596	730
	964	1,284

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (Note 20). The amount recognised as a write down in inventories or as a reversal of a write down in the year ended 31 December 2019 was not material.

At 31 December 2019, the hedging loss included in the carrying value of inventories, which will be recognised in the income statement when the related finished goods have been sold, is not material.

15. Trade and other receivables

	At 31 December
	2019	2018
	$'m	$'m
Trade receivables	516	823
Other receivables and prepayments	178	230
Related party receivables	40	—
	734	1,053

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provision for impairment of trade receivables are as follows:

	2019	2018
	$'m	$'m
At 1 January as reported	17	23
Impact of adoption of IFRS 9 on 1 January 2018	—	(4)
At 1 January	17	19
Provision for receivables impairment	7	2
Receivables written off during the year as uncollectible	—	(3)
Disposal of Food & Specialty	(18)	—
Exchange	—	(1)
At 31 December	6	17

The majority of the provision above relates to balances which are more than six months past due. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

As of 31 December 2019, trade receivables of $34 million (2018: $68 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At 31 December
	2019	2018
	$'m	$'m
Up to three months past due	28	56
Three to six months past due	1	5
Over six months past due	5	7
	34	68

16. Contract assets

The following table provides information about significant changes in contract assets:

	2019	2018
	$'m	$'m
At 1 January	160	168
Transfers from contract assets recognized at beginning of year to receivables	(155)	(168)
Increases as a result of new contract assets recognized during the year	175	157
Decrease due to disposal of Food & Specialty	(32)	—
Other	3	3
At 31 December	151	160

17. Cash and cash equivalents

	At 31 December
	2019	2018
	$'m	$'m
Cash at bank and in hand	598	494
Short term bank deposits	11	26
Restricted cash	5	10
	614	530

 Within cash and cash equivalents, the Group had $5 million of restricted cash at 31 December 2019 (2018: $10 million).

18. Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value €0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At 31 December 2018	18.65	217.70	236.35	23
Share issuance	0.01	–	0.01	–
At 31 December 2019	18.66	217.70	236.36	23

2019

There were no material share transactions in the year ended 31 December 2019 or the year ended 31 December 2018.

19. Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate risk, currency exchange risk, commodity price risk, credit risk, and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below.

Financial risks are managed on the advice of Group Treasury and senior management. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation, exceptional operating items and share of profit or loss in equity accounted joint venture. As at 31 December 2019 the ratio was 4.5x (2018: 5.0x).

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At 31 December 2019, the Group’s external borrowings were 88.1% (2018: 90.1%) fixed, with a weighted average interest rate of 4.6% (2018: 5.4%). The weighted average interest rate for the Group for the year ended 31 December 2019 was 4.0% (2018: 5.0%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at 31 December 2019 a one percentage point increase in variable interest rates would increase interest payable by approximately $11 million (2018: $9 million).

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company will continue to be the euro.

The Group operates in 12 countries, across three continents and its main currency exposure in the year to 31 December 2019, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

As a result of the consolidated financial statements being presented in U.S dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the 31 December 2019 rate would decrease shareholders’ equity by approximately $4 million (2018: $2 million decrease).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminium and steel. Production costs in our Metal Beverage Packaging division are exposed to changes in prices of our main raw materials, primarily aluminium and steel. Aluminium ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminium is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminium ingot. The price and foreign currency risk on the aluminium purchases in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Steel price has a variable cost associated with its raw material components, coking coal and iron ore.  Similarly to aluminium ingots, coking coal and iron ore are priced in U.S. dollars. The price and foreign currency risk on the steel purchases in Metal Beverage Packaging Europe are hedged by entering into swaps under which we pay fixed euro. The hedging market for coking coal is a relatively new market which does not have the depth of the aluminium market and as a consequence, there might be limitations to placing hedges in the market. Furthermore, the relative price of oil and its by products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminium and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de‑coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass‑through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist, the Group policy is to purchase gas and electricity by entering into forward price fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. As at 31 December 2019, we have 92% and 59% of our energy risk covered for 2020 and 2021, respectively.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognised and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilisation of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended 31 December 2019, the Group’s ten largest customers accounted for approximately 47% of total revenues from continuing operations (2018: 48%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the below‑mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;
•	limits the maturity of cash balances;
•	borrows the bulk of its debt needs under long term fixed rate debt securities; and
•	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

20. Financial assets and liabilities

The Group’s net external debt was as follows:

	At 31 December
	2019	2018
	$'m	$'m
Loan notes	5,529	7,737
Other borrowings	381	142
Total borrowings	5,910	7,879
Cash and cash equivalents	(614)	(530)
Derivative financial instruments used to hedge foreign currency and interest rate risk	32	113
Net debt	5,328	7,462

The Group’s net borrowings of $5,910 million (2018: $7,879 million) are classified as non-current liabilities of $5,815 million (2018: $7,761 million) and current liabilities of $95 million (2018: $118 million) in the consolidated statement of financial position at 31 December 2019.

At 31 December 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–		Amortising	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortising	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

Certain of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a number of financial covenants including a fixed charge coverage ratio. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

At 31 December 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	—	100	639
Finance lease obligations	Various	—		Amortising	—	36	—
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortising	—	15	1
Total borrowings / undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	—
Net borrowings / undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						7,462	1,170

The following table summarises movement in the Group’s net debt:

	2019	2018
	$'m	$'m
Net (increase)/decrease in cash and cash equivalents per consolidated statement of cash flows	(84)	254
Decrease in net borrowings and derivative financial instruments	(2,050)	(617)
Decrease in net debt	(2,134)	(363)
Net debt at 1 January	7,462	7,825
Net debt at 31 December	5,328	7,462

The decrease in net borrowings and derivative financial instruments primarily includes repayments of borrowings of $4.1 billion (2018: $0.4 billion), proceeds from borrowings of $1.8 billion (2018: $0.1 billion), an increase in lease obligations of $0.3 billion (2018: $nil), a fair value gain on derivative financial instruments used to hedge foreign currency and interest rate risk of $0.1 billion (2018: gain of $0.2 billion) which partially offsets a corresponding foreign exchange loss on borrowings  of $0.1 billion (2018: loss of $0.2 billion), and an increase to cash and cash equivalents of $0.1 billion (2018: decrease of $0.3 billion).

The maturity profile of the Group’s borrowings is as follows:

	At 31 December
	2019	2018
	$'m	$'m
Within one year or on demand	95	118
Between one and three years	796	4
Between three and five years	897	2,213
Greater than five years	4,122	5,544
	5,910	7,879

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of 31 December 2019, is as follows:

$'m
Not later than one year	88
Later than one year and not later than five years	219
Later than five years	159
466

The table below analyses the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At 31 December 2019	$'m	$'m	$'m
Within one year or on demand	363	17	1,519
Between one and three years	1,328	9	—
Between three and five years	1,345	35	—
Greater than five years	4,426	—	—

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
	$'m	$'m	$'m
At 31 December 2018	Re-presented
Within one year or on demand	541	38	1,872
Between one and three years	859	2	—
Between three and five years	3,000	105	—
Greater than five years	5,845	—	—

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At 31 December 2019	$'m	$'m	$'m	$'m
Loan notes	5,556	(27)	5,529	5,752
Global Asset Based Loan Facility and other borrowings	22	(5)	17	22
	5,578	(32)	5,546	5,774

Carrying value

		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At 31 December 2018	$'m	$'m	$'m	$'m
Loan notes	7,784	(46)	7,738	7,563
Global Asset Based Loan Facility and other borrowings	115	(10)	105	115
	7,899	(56)	7,843	7,678

Financing activity

2019

Lease obligations of $364 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of 1 January 2019, as well as $169 million of new lease liabilities, partly offset by $84 million of lease liabilities divested at 31 October  2019, $78 million of principal repayments in continuing operations and $14 million of principal repayments in discontinued operation in the year ended 31 December 2019.

On 12 August 2019, the Group issued €440 million 2.125% Senior Secured Notes due 2026, $500 million 4.125% Senior Secured Notes due 2026, and $800 million 5.250% Senior Notes due 2027. The net proceeds from the issuance of these notes were used to redeem on 13 August 2019 the $1,650 million 7.250% Senior Notes due 2024 and to pay applicable redemption premiums and accrued interest in accordance with their terms.

Following the completion of the combination of its Food & Specialty business with the business of Exal, on 31 October  2019, the Group issued tender offers, at par, in respect of its $715 million 4.250% Senior Secured Notes due 2022, €750 million 2.750% Senior Secured Notes due 2024, €440 million 2.125% Senior Secured Notes due 2026 and $500 million 4.125% Senior Secured Notes due 2026. Following the expiration of the offer on 28 November 2019 notice was given to repurchase the following amounts, $20 million of the $715 million 4.250% Senior Secured Notes due 2022, €9 million of the €750 million 2.750% Senior Secured Notes due 2024, and €1 million of the €440 million 2.125% Senior Secured Notes due 2026. On December 2, 2019, in accordance with the terms of the offer, the redemptions were completed.

On 14 November 2019, the Group redeemed $1,000 million 4.625% Senior Secured Notes due 2023 and €440 million 4.125% Senior Secured Notes due 2023, and paid the applicable redemption premiums and accrued interest in accordance with their terms.

On 29 November 2019, the Group redeemed €750 million 6.750% Senior Notes due 2024 and paid the applicable redemption premium and accrued interest in accordance with their terms.

As at 31 December 2019, the Group had $663 million available under the Global Asset Based Loan Facility. During 2019, the Group reduced the facility size from $850 million to $700 million as a result of the disposal of the Food & Specialty Metal Packaging business.

2018

On 31 July 2018, the Group redeemed in full its $440 million 6.000% Senior Notes due 2021 and paid applicable redemption premium and accrued interest in accordance with their terms. The redemption was funded by a combination of cash-on-hand and available liquidity, drawing from the Group’s Global Asset Based Loan Facility.

As at 31 December 2018, the Group had $639 million available under the Global Asset Based Loan Facility.

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2019			2018
	USD	EUR	GBP	USD	EUR	GBP
2.750% Senior Secured Notes due 2024	—	2.92%	—	—	2.92%	—
4.250% Senior Secured Notes due 2022	4.52%	—	—	4.51%	—	—
2.125% Senior Secured Notes due 2026	—	2.33%	—	—	—	—
4.125% Senior Secured Notes due 2026	4.37%	—	—	—	—	—
4.750% Senior Notes due 2027	—	—	4.99%		—	4.99%
6.000% Senior Notes due 2025	6.14%	—	—	6.14%	—	—
5.250% Senior Notes due 2027	5.50%	—	—	—	—	—
4.625% Senior Secured Notes due 2023	—	—	—	5.16%	—	—
4.125% Senior Secured Notes due 2023	—	—	—		4.63%	—
7.250% Senior Notes due 2024	—	—	—	7.72%	—	—
6.750% Senior Notes due 2024	—	—	—	—	7.00%	—
	Various Currencies
Lease obligations		4.77%		6.45%	—	—

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At 31 December
	2019	2018
	$'m	$'m
Euro	1,411	2,221
U.S. dollar	3,909	5,149
British pound	559	509
Other	31	—
	5,910	7,879

The Group has the following undrawn borrowing facilities:

	At 31 December
	2019	2018
	$'m	$'m
Expiring within one year	1	1
Expiring beyond one year	663	639
	664	640

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Fair values are calculated as follows:

(i)

Senior secured and senior notes - The fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data. In the year ended 31 December 2019 the classification for all senior secured and senior notes was changed from Level 1 to Level 2 based on management’s assessment that quoted prices in the market for such debt securities are not regularly available.

(ii)

Global Asset Based Loan facility and other borrowings - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.

(iii)	Cross currency interest rate swaps (“CCIRS”) - The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

Derivative financial instruments

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	4	100	10	252
Cross currency interest rate swaps	3	600	35	913
Forward foreign exchange contracts	—	31	13	351
NYMEX gas swaps	—	3	3	24
At 31 December 2019	7	734	61	1,540

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	9	79	22	262
Cross currency interest rate swap	9	282	122	2,219
Forward foreign exchange contracts	2	354	1	98
NYMEX gas swaps	—	7	—	8
At 31 December 2018	20	722	145	2,587

For metal forward contracts with a notional amount of $22 million and a fair value of $1 million, offsetting derivatives with identical terms are in place with Trivium.

Derivative instruments with a fair value of $4 million (2018: $11 million) are classified as non-current assets and $3 million (2018: $9 million) as current assets in the consolidated statement of financial position at 31 December 2019. Derivative instruments with a fair value of $44 million (2018: $107 million) are classified as non-current liabilities and $17 million (2018: $38 million) as current liabilities in the consolidated statement of financial position at 31 December 2019.

The majority of derivative assets and liabilities are non-current, including certain of the Group’s CCIRS which mature at dates between August 2021 and November 2025 and certain metal forward contracts which mature at dates between January 2021 and December 2022.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi‑annual and quarterly interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

2019

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net asset at 31 December 2019 of $32 million (31 December 2018: $113 million net liability).

On 15 February 2019 the Group’s $200 million U.S dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14 million. The Group entered into new $200 million U.S dollar to euro CCIRS on 1 March 2019.

On 12 August 2019, the Group terminated a number of CCIRS. The total fair value of these swaps at termination was $17 million and the cash receipt on these swaps was $23 million. The Group entered into a new $500 million U.S dollar to euro CCIRS on 12 August 2019.

2018

The Group hedges certain portions of its external borrowings and interest payable thereon using CCIRS, with a net liability at 31 December 2018 of $113 million.

On 11 July 2018, the Group terminated its $440 million U.S. dollar to euro CCIRS, due for maturity in 2019. The Group paid net consideration of $44 million on termination and recognised a related exceptional loss of $6 million (Note 4).

Net investment hedge in foreign operations

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in other comprehensive income. The gain or loss relating to an ineffective portion is recognised immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognised in the consolidated income statement due to ineffectiveness is $1 million (2018: $nil).

Metal forward contracts

The Group hedges a substantial portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

NYMEX gas swaps

The Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX‑quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is $nil; no premium is paid or received.

21. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded and the provision is recognised in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2019 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognised in the consolidated statement of financial position of $716 million (2018: $957 million) includes other employee benefit obligations of $101 million (2018: $127 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analysed below:

	U.S.		Germany		UK		Other		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(1,318)	(1,217)	(176)	(386)	(830)	(862)	(25)	(38)	(2,349)	(2,503)
Assets	1,139	1,040	—	—	585	624	10	9	1,734	1,673
Net obligations	(179)	(177)	(176)	(386)	(245)	(238)	(15)	(29)	(615)	(830)

Defined benefit pension schemes

The amounts recognised in the consolidated income statement are:

	Year ended 31 December
	2019	2018
	$'m	$'m
Current service cost and administration costs:
Cost of sales - current service cost (Note 8)	(28)	(38)
Cost of sales - past service credit/(charge) (Note 8)	54	(6)
SGA - current service cost (Note 8)	(3)	(4)
	23	(48)
Finance expense (Note 5)	(18)	(16)
	5	(64)
Discontinued operation	1	—
	6	(64)

The amounts recognised in the consolidated statement of comprehensive income are:

	Year ended 31 December
	2019	2018
	$'m	$'m
Re-measurement of defined benefit obligation:
Actuarial (loss)/gain arising from changes in demographic assumptions	(4)	18
Actuarial (loss)/gain arising from changes in financial assumptions	(272)	116
Actuarial (loss)/gain arising from changes in experience	(23)	19
	(299)	153
Re-measurement of plan assets:
Actual return/(loss) less expected return on plan assets	203	(144)
Actuarial (loss)/gain for the year on defined benefit pension schemes	(96)	9
Actuarial (loss)/gain on other long term and end of service employee benefits	(6)	6
	(102)	15
Discontinued operation	(38)	(4)
	(140)	11

The actual return on plan assets was a gain of $271 million in 2019 (2018: $96 million loss).

Movement in the defined benefit obligations and assets:

	At 31 December
	Obligations		Assets
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
At January 1,	(2,503)	(2,762)	1,673	1,897
Interest income	—	—	54	55
Current service cost	(28)	(40)	—	—
Past service credit	62	3	—	—
Interest cost	(72)	(72)	—	—
Administration expenses paid from plan assets	—	—	(1)	(1)
Re-measurements	(351)	157	217	(151)
Employer contributions	—	—	47	52
Benefits paid	151	140	(151)	(140)
Disposal of Food & Specialty	408	—	(123)	—
Exchange	(16)	71	18	(39)
At 31 December	(2,349)	(2,503)	1,734	1,673

The defined benefit obligations above include $182 million (2018: $403 million) of unfunded obligations. Employer contributions above include no contributions under schemes extinguished during the year (2018: $nil). The defined benefit obligations above also include a movement of $17 million relating to the disposed Food & Specialty Metal Packaging business which had a defined obligation of $285 million at 31 October 2019. The above movements include $3 million current service costs (2018: $4 million), $8 million of a past service credit (2018: $9 million), $4 million net interest expense (2018: $5 million), $38 million of remeasurement losses (2018: $3 million of remeasurement gains) and $14 million of benefits paid (2018: $20 million) relating to the Food & Specialty Metal Packaging business.

Interest income and interest cost above does not include interest cost of $3 million (2018: $4 million) relating to other employee benefit obligations. Current service costs above does not include current service costs of $7 million (2018: $6 million) relating to other employee benefit obligations.

During the year ended 31 December 2019, the Group elected to re-design the pension plans in Metal Beverage Packaging Germany, moving from a current defined benefit scheme into a contribution orientated scheme. This resulted in the recognition of a past service credit of $17 million in the year within the income statement. During the year ended 31 December 2019, as part of the 2019 Collective Bargaining Agreement, Glass Packaging North America  successfully concluded a process involving the hourly defined benefit pension plan, moving to a future service only plan. This resulted in the recognition of an exceptional gain of $37 million within the income statement for the year ended 31 December 2019. There was also an $8 million past service credit recognised in October 2019 in respect of the second step in the redesign of the pension scheme in Germany which is noted overleaf.

During the year ended 31 December 2018, the Group elected to re-design one of its pension schemes in Germany, moving from a defined benefit pension scheme to a contribution orientated system. This amendment resulted in the recognition of a past service credit of $12 million in the year within cost of sales. The past service credit was partly offset by a past service cost of $8 million following a high court judgment in the U.K. in October 2018 guaranteeing gender equality in U.K. pension schemes for accrued benefits (“GMP Equalisation”) and a further $1 million past service cost arising from amendments to the defined benefit pension scheme in Metal Beverage U.K. during the year. The GMP equalisation past service cost has been recognised as exceptional within the income statement for the year ended 31 December 2018.

Plan assets comprise:

	At 31 December
	2019	2019	2018	2018
	$'m	%	$'m	%
Equities / multi strategy	1,107	65	1,039	62
Target return funds	267	15	267	16
Bonds	178	10	184	11
Cash/other	182	10	183	11
	1,734	100	1,673	100

The pension assets do not include any of the Company’s ordinary shares, securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximise returns while minimising volatility. The asset classes include national and international equities, fixed income government and non‑government securities and real estate, as well as cash.

Characteristics and associated risks

Glass Packaging North America and Metal Beverage Packaging Americas each sponsor a defined benefit pension plan which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the U.S. Department of Labor.

The Glass Packaging North America plan covers both hourly and salaried employees. The plan benefits are determined using a formula which reflects an employee’s years of service and either their final average salary or a dollar per month benefit level. The plan is governed by a Fiduciary Benefits Committee (“the Committee”) which is appointed by the Company and contains only employees of Ardagh Group. The Committee is responsible for the investment of the plan’s assets, which are held in a trust for the benefit of employees, retirees and their beneficiaries, and which can only be used to pay plan benefits and expenses.

The defined benefit pension plan is subject to IRS funding requirements with actuaries calculating the minimum and maximum allowable contributions each year. The defined benefit pension plan currently has no cash contribution requirement due to the existence of a credit balance following a contribution of approximately $200 million made in 2014 in connection with the acquisition of Verallia North America. The Pension Benefit Guaranty Corporation (“PBGC”) protects the pension benefits of employees and retirees when a plan sponsor becomes insolvent and can no longer meet its obligation. All plan sponsors pay annual PBGC premiums that have two components: a fixed rate based on participant count and a variable rate which is determined based on the amount by which the plan is underfunded.

The Metal Beverage Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The Group operates a number of defined benefit pension schemes in Germany. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German labour law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the years ended 31 December 2019 and 2018, the Group elected to re-design two of its pension schemes in Germany, moving to contribution orientated schemes.

The U.K. pension plans are trust‑based U.K. funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Metal Beverage Packaging Europe. It is closed to new entrants and was closed to future accrual effective 31 December 2018. For this plan, pensions are calculated based on service to retirement, with members’ benefits based on final career earnings. The U.K. pension plans are each governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plans are subject to the U.K. regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

There are two pension plans in place in Glass Packaging Europe. The pension plans relating to Glass Packaging Europe have been closed to future accrual from 31 March 2013 and 30 September 2015 respectively.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2019	2018	2019	2018	2019	2018
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	2.90	3.15
Rates of increase in salaries	3.00	1.50 - 3.00	2.50	2.50	2.00	2.15
Discount rates	3.40	4.50	1.20 - 1.48	1.88 - 2.25	2.10 - 2.15	2.90 - 2.95

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	21	22	22	22	21	20
Life expectancy, future pensioners	23	23	24	24	22	21

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $186 million (2018: $193 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $166 million (2018: $173 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $56 million (2018: $85 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $63 million (2018: $94 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $61 million (2018: $90 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $69 million (2018: $99 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $68 million at 31 December 2019 (2018: $66 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2020 is $30 million (2019: $21 million).

The principal defined benefit schemes are described briefly below:

-
	Metal Beverage Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2019
Active members	—	893	822	—	977	3,827
Deferred members	808	198	44	1,240	689	2,638
Pensioners including dependents	475	117	41	815	783	6,571
Weighted average duration (years)	19	21	20	21	17	12
2018
Active members	467	939	825	—	1,027	4,193
Deferred members	478	161	23	1,240	747	2,589
Pensioners including dependents	385	70	19	815	775	6,455
Weighted average duration (years)	19	22	19	20	18	12

The expected total benefit payments over the next five years are:

						Subsequent
	2020	2021	2022	2023	2024	five years
	$'m	$'m	$'m	$'m	$'m	$'m
Benefits	101	100	102	104	106	550

The Group also has defined contribution plans; the contribution expense associated with these plans for 2019 was $40 million (2018: $32 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2020 is $44 million (2019: $31 million).

Other employee benefits

	At 31 December
	2019	2018
	$'m	$'m
End of service employee benefits	2	25
Long term employee benefits	99	102
	101	127

End of service employee benefits principally comprise amounts due to be paid to employees leaving the Group’s service in Poland and Italy.

Long term employee benefit obligations comprise amounts due to be paid under post‑retirement medical schemes in Glass Packaging North America and Metal Beverage Packaging Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

22. Provisions

	At 31 December
	2019	2018
	$'m	$'m
Current	48	83
Non-current	29	38
	77	121

		Other	Total
	Restructuring	provisions	provisions
	$'m	$'m	$'m
At 1 January 2018	25	89	114
Provided	39	103	142
Released	(17)	(24)	(41)
Paid	(26)	(67)	(93)
Exchange	(1)	—	(1)
At 31 December 2018	20	101	121
Provided	16	90	106
Released	(1)	(18)	(19)
Paid	(21)	(89)	(110)
Disposal of Food & Specialty	(9)	(11)	(20)
Exchange	—	(1)	(1)
At 31 December 2019	5	72	77

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, onerous leases and specifically in Glass Packaging North America, workers’ compensation provisions.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2020. The remaining balance represents longer term provisions for which the timing of the related payments is subject to uncertainty.

23. Trade and other payables

	At 31 December
	2019	2018
	$'m	$'m
Trade payables	1,166	1,517
Other payables and accruals	279	339
Other tax and social security payable	109	111
Payables and accruals for exceptional items	65	16
Related party payables	9	—
	1,628	1,983

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

24. Cash generated from operating activities

	Year ended 31 December
	2019	2018
	$'m	$'m
Loss from continuing operations	(284)	(292)
Income tax charge/(credit) (Note 6)	44	18
Net finance expense (Note 5)	659	479
Depreciation and amortisation (Notes 9, 10)	652	599
Exceptional operating items (Note 4)	53	311
Share of post-tax loss in equity accounted joint venture (Note 12)	49	—
Movement in working capital	105	(9)
Transaction-related, start-up and other exceptional costs paid	(87)	(92)
Exceptional restructuring paid	(12)	(23)
Cash generated from continuing operations	1,179	991

25. Business combinations and disposals

On 31 October 2019, the Group completed the combination of Food & Specialty with the business of Exal to form Trivium. Consequently, Food & Specialty has been accounted for as a discontinued operation in the year ended 31 December 2019 and previous years have been represented accordingly below.

Results of discontinued operation

	Year ended 31 December
	2019	2018
	$'m	$'m
Revenue	2,003	2,421
Expenses	(1,769)	(2,197)
Profit before tax	234	224
Income tax charge	(19)	(26)
Profit from discontinued operation after tax	215	198
Gain on disposal of discontinued operation, net of costs of disposal and tax	1,527	–
Profit from discontinued operation	1,742	198

Total comprehensive income from discontinued operation	1,741	163

Basic and diluted earnings per share from discontinued operation	$7.37	$0.84

The Group has recognised a significant gain on the transaction on closing, which is detailed below.

The cash consideration, which is subject to customary completion adjustments, and the net assets disposed in the transaction were as follows:

Year ended 31 December
2019
$'m
Cash consideration	2,573
42% equity investment in Trivium	412
2,985

Non-current assets	1,717
Current assets	805
Total assets	2,522

Non-current liabilities	542
Current liabilities	555
Total liabilities	1,097
Net assets disposed	(1,425)

Cumulative foreign currency translation adjustments	(27)
Gain on disposal of discontinued operation	1,533

The net cash flow relating to the disposal is summarised below:

$'m
Cash consideration	2,573
Cash and cash equivalents disposed	(18)
Net proceeds from disposal *	2,555

*  Please refer to the proceeds from disposal of discontinued operation, net of cash disposed of, as presented on the consolidated statement of cashflows.

26. Dividends

	Year ended 31 December
	2019	2018
	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)
	(132)	(132)

•	On 8 February 2019, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on 13 March 2019 to shareholders of record on 27 February 2019.
•	On 25 April 2019, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on 31 May 2019 to shareholders of record on 17 May 2019.
•	On 24 July 2019 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on 30 August 2019 to shareholders of record on 16 August 2019.
•	On 31 October 2019 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on 29 November 2019 to shareholders of record on 15 November 2019.

27. Related party information

(i)	Interests of Paul Coulson

As of 23 March 2020, the approval date of these financial statements, a company owned by Paul Coulson owns approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its non-controlling interest in the Yeoman group of companies, this company has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At 31 December 2019, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A..

(iii)	Common directorships

Four of the ARD Holdings S.A. directors (Paul Coulson, Brendan Dowling, Gerald Moloney and Hermanus Troskie) also serve as directors in the Yeoman group of companies. With the exception of Philip Hammond, Damien O’Brien and Edward White, all of the directors of Ardagh Group S.A. are members of the board of directors of ARD Holdings S.A..

(iv)	Joint ventures

The Group’s interests held in joint ventures are related parties and these are set out in further detail in notes 11 and 12. Balances outstanding with Trivium are set out in notes 15 and 23. Transactions with joint ventures were not material for any of the years presented.

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The amount outstanding at year end was $5 million (2018: $1 million).

	Year ended 31 December
	2019	2018
	$'m	$'m
Salaries and other short-term employee benefits	14	10
Post-employment benefits	—	1
	14	11
Other compensation	6	—
	20	11

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 21.

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at 31 December 2019.

(viii)	Toggle / PIK Notes

In November 2019, ARD Finance S.A. issued toggle notes to, among other things, refinance certain toggle notes issued by it in September 2016 (the "September 2016 Toggle Notes") and certain PIK notes issued by ARD Securities Finance SARL in January 2018 (“January 2018 PIK Notes”).  Certain directors of the Company that held September 2016 Toggle Notes and January 2018 PIK Notes prior to the refinancing acquired and hold toggle notes issued in the refinancing.

(ix)	Entities included in the consolidated financial statements

The following tables provide information relating to our entities which are included in the consolidated financial statements at 31 December 2019.

Country of
Company	incorporation	Activity
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Beverage Packaging
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Beverage Packaging
Ardagh Metal Beverage Holdings Brazil Ltda	Brazil	Non Operating Entity
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Metal Beverage Holdings France S.A.S.	France	Non Operating Entity
Ardagh Metal Beverage Trading France SAS	France	Metal Beverage Packaging
Ardagh Metal Beverage France SAS	France	Metal Beverage Packaging
Ardagh Metal Beverage Holdings Germany GmbH	Germany	Non Operating Entity
Ardagh Metal Beverage Germany GmbH	Germany	Metal Beverage Packaging
Recan GmbH i.l.	Germany	Non Operating Entity
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Metal Beverage Beteiligungs GmbH	Germany	Non Operating Entity
Ardagh Metal Beverage Associations GmbH	Germany	Non Operating Entity
Ardagh Metal Beverage Managing GmbH	Germany	Non Operating Entity
Ardagh Group Germany GmbH	Germany	Non Operating Entity
Heye Beteiligungs GmbH & Co. KG	Germany	Non Operating Entity
Ardagh Glass GmbH	Germany	Glass Packaging
UniMould GmbH	Germany	Glass Engineering
Heye International GmbH	Germany	Glass Engineering
OGB Obernkirchener Grundstücksbeteiligungs GmbH	Germany	Non Operating Entity
Enville Limited	Guernsey	Non Operating Entity
Ardagh Packaging Dublin Finance Limited	Ireland	Non Operating Entity
Ardagh Packaging Ireland Holdings Limited	Ireland	Non Operating Entity
Ardagh Packaging Finance Plc	Ireland	Non Operating Entity
Ardagh Glass Finance Plc	Ireland	Non Operating Entity
Ardagh Glass Dublin Limited	Ireland	Non Operating Entity
Ardagh Glass Dublin Finance Limited	Ireland	Non Operating Entity
Ardagh Corporate Services Limited	Ireland	Non Operating Entity
Ardagh Corporate Management Limited	Ireland	Non Operating Entity
Ardagh Packaging Services Limited	Ireland	Non Operating Entity
Ardagh Containers Holdings Limited	Ireland	Non Operating Entity
Ardagh Treasury Limited	Ireland	Non Operating Entity
Ardagh Metal Beverage Finance Ireland Limited	Ireland	Non Operating Entity
Ardagh Packaging Group Limited	Ireland	Non Operating Entity
Ardagh Packaging Group Holdings Limited	Ireland	Non Operating Entity
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Beverage Packaging
Ardagh Metal Holdings Limited	Ireland	Non Operating Entity
Ardagh Packaging Finance Ireland Limited	Ireland	Non Operating Entity
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging International Services Limited	Ireland	Non Operating Entity
Ardagh Receivables Finance DAC	Ireland	Non Operating Entity
Ardagh Glass Italy S.R.L.	Italy	Glass Packaging
Ardagh Packaging Luxembourg Finance SARL	Luxembourg	Non Operating Entity
Ardagh Packaging Finance S.A.	Luxembourg	Non Operating Entity
Ardagh Glass Netherlands Finance B.V.	Netherlands	Non Operating Entity
Ardagh Group Netherlands B.V.	Netherlands	Non Operating Entity
Ardagh Glass Holdings Netherlands B.V.	Netherlands	Non Operating Entity
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Beverage Holdings Netherlands B.V.	Netherlands	Non Operating Entity
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Beverage Packaging

Country of

Company	incorporation	Activity
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Glass Moss AS	Norway	Non Operating Entity
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Poland Sp. z o.o	Poland	Metal Beverage Packaging
Recan Organizacja Odzysku Opakowan S.A.	Poland	Metal Beverage Packaging
Fabryka Urzaden Przemslowych Sp. z o.o	Poland	Glass Engineering
UniMould S.A.	Poland	Non Operating Entity
Ardagh Metal Beverage Serbia d.o.o.	Serbia	Non Operating Entity
Ardagh Spain S.L.	Spain	Non Operating Entity
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Beverage Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Beverage Packaging
Ardagh Glass Sweden Finance AB	Sweden	Non Operating Entity
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Glass Sweden AB	Sweden	Non Operating Entity
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Beverage Packaging
Cashel Limited	United Kingdom	Non Operating Entity
Ardagh Packaging Finance UK Plc	United Kingdom	Non Operating Entity
Ardagh Holdings (UK) Limited	United Kingdom	Non Operating Entity
Ardagh (UK) 2017 Trustees Limited	United Kingdom	Non Operating Entity
Ardagh Glass (UK) Limited	United Kingdom	Non Operating Entity
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Services (UK) Limited	United Kingdom	Non Operating Entity
Ardagh Metal Beverage Holdings UK Limited	United Kingdom	Non Operating Entity
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Beverage Packaging
Recan UK Limited	United Kingdom	Non Operating Entity
Ardagh Holdings USA Inc	USA	Non Operating Entity
Ardagh Glass Inc.	USA	Glass Packaging
Ardagh Metal Beverage USA Inc.	USA	Metal Beverage Packaging
Trivium Packaging BV	Netherlands	Joint Venture
Eura Glasrecycling Verwaltungsgesellschaft mbH	Germany	Joint Venture
Eura Glasrecycling GmbH & Co. KG	Germany	Joint Venture

28. Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognised.

On 21 April 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass packaging business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On 8  March 2018, the trial judge confirmed the jury verdict.  On 12 July 2019, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision of March 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA. Arbitration proceedings are ongoing to enforce the indemnity. On  8 October 2019, Ardagh paid the court award and related interests to the plaintiffs. The results for the year ended 31 December 2019 include the receivable for the tax adjusted indemnity.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Events after the reporting period

On 19 February 2020, the Company approved a cash dividend of $0.14 per common share. The dividend of $33 million will be payable on 1 April 2020 to shareholders of record on 18 March 2020.

Update related to COVID-19

The outbreak of the novel coronavirus (“COVID-19”) and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, may impact our business in a number of ways. This may include an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture, as well as our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also affect our cost of borrowing.

Although it is currently too early to estimate, we expect the ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic and the impact of governmental regulations that might be imposed in response to the pandemic.

30.  Filing Requirements

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended 31 December 2019 including guarantees under Section 357 of the Irish Companies Act, 2014, and Section 264 of the German Commercial Code, as listed below. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries, as listed below.

Section 357 Exemption – Irish Company Law Requirement

The Irish subsidiary undertakings of Ardagh Group S.A. listed below, which are included in these consolidated financial statements, have availed of an exemption from filing their individual financial statements with the Irish Registrar of Companies as permitted by Section 357 of the Irish Companies Act, 2014 on the basis that they have satisfied the conditions as laid out in Sections 357 (a) to (h) of that Act.

Ardagh Packaging Group Limited
Ardagh Packaging Group Holdings Limited
Ardagh Packaging Holdings Limited
Ardagh Packaging Dublin Finance Limited
Ardagh Packaging Ireland Holdings Limited
Ardagh Glass Sales Limited
Ardagh Glass Dublin Limited
Ardagh Packaging Finance Ireland Limited
Ardagh Packaging Finance Plc
Ardagh Glass Finance Plc
Ardagh Corporate Services Limited
Ardagh Packaging International Services Limited
Ardagh Receivables Finance DAC
Ardagh Corporate Management Limited
Ardagh Packaging Services Limited
Ardagh Containers Holdings Limited
Ardagh Treasury Limited
Ardagh Metal Beverage Finance Ireland Limited
Ardagh Glass Dublin Finance Limited
Ardagh Metal Holdings Limited

Section 264 Exemption – German Commerical Code Requirement

The German subsidiary undertakings of Ardagh Group S.A. listed below, which are included in these consolidated financial statements, have availed of an exemption from filing their individual financial statements with the German Registrar of Companies as permitted by Section 264 paragraph 3 of the German Commercial Code, on the basis that they have satisfied the conditions as laid out in Section 264 Paragraph 3 Item 1.-5. of that Code.

Ardagh Metal Beverage Holdings Germany Gmb

Ardagh Metal Beverage Managing GmbH

Ardagh Metal Beverage Holdings GmbH & Co. KG

Ardagh Metal Beverage Germany GmbH

Ardagh Metal Beverage Trading Germany GmbH

Ardagh Metal Beverage Beteiligungs GmbH

Recan GmbH

Ardagh Group Germany GmbH

Ardagh Glass GmbH

UniMould GmbH

Heye International GmbH

Heye Beteiligungs GmbH & Co. KG

OGB Obernkirchener Grundstücksbeteiligungs GmbH

Section 403 Exemption – Dutch Civil Code Requirement

The Company has issued a declaration of joint and several liability as referred to in section 403, book 2 of the Dutch Civil Code in respect of a number of its consolidated participations. This provides an exemption for those entities from filing their individual financial statements. The declaration concerns:

Ardagh Glass Moerdijk B.V.

Ardagh Glass Dongen B.V.

Ardagh Metal Beverage Netherlands B.V.

Ardagh Metal Beverage Trading Netherlands B.V.